Exhibit 99.1

Aurora Cannabis Announces Fiscal First Quarter 2021 Results

  #1 Canadian Medical Position by Cannabis Net Revenue & Strong International Medical Growth
  Cannabis Net Revenue of $67.8 million, Adjusted Gross Margin of 48%, or 52% Excluding Nordic 1 Ramp Up Costs
  Achieved Targeted SG&A During Q1 2021

NYSE | TSX: ACB

EDMONTON, AB, Nov. 9, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced its financial and operational results for the first quarter of fiscal 2021 ended September 30, 2020.

"We continue to take the necessary steps to execute our plan and transform our business to achieve sustainable profitability, and ultimately positive cash flow," stated Miguel Martin, Chief Executive Officer of Aurora Cannabis. "Our Q1 2021 results are transitional but do highlight successes across a number of diverse profit pools. We remain the leader by revenue in the high-margin Canadian medical market, our international medical business experienced more than 40% net revenue growth this quarter, and our CBD brand Reliva is #1 ranked by Nielsen in the U.S. CBD sector."

"While we are not satisfied with our past performance in the growing Canadian consumer business, we have a sense of urgency in the execution of our tactical plan to grow profitable market share. Our efforts are directed at delivering the highest quality products, refocusing on our leading premium and ultra-premium brands, better allocating our sales and marketing spend, and executing key account partnerships at both the province and retail levels."

"We have also taken action to improve our liquidity and strengthen our balance sheet. It was a responsible decision to raise capital using our ATM in today's environment and the cash is expected to ensure we have the runway needed to compete with our peers. Cannabis companies are being evaluated on both their business performance and liquidity and we wanted to ensure that we are addressing both. I remain confident in Aurora's prospects and it is my utmost priority to secure our winning future."

First Quarter 2021 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q1 2021 and Q4 2020 results and are in Canadian dollars)

Q1 2021 total and cannabis net revenue1 was $67.8 million, a slight increase from the $67.5 million of cannabis net revenue1 in the prior quarter.

Adjusted gross margin before fair value adjustments on cannabis net revenue1 remained strong at 48%, versus 50% in Q4 2020. Excluding $2.6 million of ramp up costs at Aurora Nordic 1, the Company's Q1 2021 adjusted gross margin before fair value adjustments on cannabis net revenue1 was 52%.

Adjusted EBITDA loss was $57.9 million in Q1 2021, which includes restructuring payments such as contract and employee termination costs of $47.4 million. Excluding these impacts, the Company's Adjusted EBITDA loss, as defined under the term credit facility, is $10.5 million. Aurora was in full compliance with its September 30, 2020 term debt covenants. As a reminder, the Company's goal is to achieve positive Adjusted EBITDA in Q2 2021.

Cash balance at November 6, 2020 was approximately $250 million.

Consumer cannabis:

  Consumer cannabis net revenue1 was $34.3 million, a 3% decrease from the prior quarter. Of note, Aurora's consumer cannabis extract net revenue increased by $3.6 million as compared to the prior quarter, driven by Aurora's focus on high-growth extract segments such as vapes, edibles and concentrates, and a $1.1 million increase in U.S. CBD.
  Adjusted gross margin before fair value adjustments on consumer cannabis net revenue1 was 38% in Q1 2021 versus 35% in the prior quarter, primarily driven by sales mix shifting toward higher margin derivative products

Medical cannabis:

  Medical cannabis net revenue1 was $33.5 million, a 4% increase from the prior quarter. The increase was primarily attributable to a strong performance in the international medical business, which grew 41% quarter over quarter, and from consistent performance in Aurora's leading Canadian medical operation.
  Adjusted gross margin before fair value adjustments on medical cannabis net revenue1 was 59% in Q1 2021 versus 67% in the prior quarter. Excluding $2.6 million of ramp-up costs at Aurora Nordic 1, Q1 2021 adjusted gross margin before fair value adjustments on medical cannabis was 67%.

Selling, General and Administrative ("SG&A") and Adjusted EBITDA:

  SG&A, including Research and Development ("R&D"), was $46.9 million in Q1 2021, down $19.6 million from the prior quarter as a result of the Company's Business Transformation Plan. Included in SG&A is $4.1 million of costs related to restructuring charges, and severance and benefit costs associated with the Business Transformation Plan. Excluding these impacts, Q1 SG&A and R&D was $42.8 million.
  Adjusted EBITDA1 in Q1 2021 was a loss of $57.9 million, compared to the prior quarter Adjusted EBITDA loss of $29.6 million when excluding R&D and other restructuring costs. The Q1 increased loss is primarily attributable to the legal settlement and contract termination fees and costs associated to ongoing severance and benefits associated with the business transformation plan. Excluding these impacts, Adjusted EBITDA loss decreased by $19.1 million, or 64%, to $10.5 million, the third sequential quarter of significantly improved Adjusted EBITDA.

Additional Financial Information:

  Capital Expenditures ("CapEx") were approximately $13.2 million in Q1 2021, a decline from the $16.4 million reported in Q4 2020.
  Aurora continues to execute its announced plan for reducing production and complexity through the closure of 5 cultivation facilities, with three facilities now fully closed. Supporting the Company's drive to align its production footprint to market and geographic demand, Aurora has also recently received flower and oil sales licensing at its EU GMP certified Aurora Nordic 1 facility, located in Odense, Denmark, which is expected to serve European and international medical markets.
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1	These terms are non-GAAP measures, see "Non-GAAP Measures" below.

Fiscal Q1 2021 Cash Use: Significant Improvement in Cash Used in Operations
Total cash use in Q1 2021 was similar to the prior quarter. However, the mix within the use of cash showed significant positive progress.

In Q1 2021, the Company used $25.2 million in cash to fund operations, excluding working capital investments, and used $47.4 million for contract and employee termination costs, including the previously announced exit of the UFC agreement. Cash used to pay for capital expenditures in Q1 2021 was $15.0 million versus $32.0 million in the prior quarter, as many long-lead projects are now complete. Cash used in operations and for capital expenditures are crucial metrics in Aurora's drive toward generating sustainable positive free cash flow, and both have improved significantly and consistently over the past several quarters.

Increased net working capital used $37.0 million in the quarter, driven by a $13.8 million increase in accounts receivable and a $25.1 million increase in inventory. The Company continues to execute plans to more closely align production levels with demand.

Given Aurora's continued strong gross margins, reduced level of SG&A expense and capital expenditures, and ongoing improvements in working capital investment, management expects the Company to continue its move toward positive cash flow during fiscal 2021.

The main components of cash source and use in Q1 2021 were as follows:

($ thousands)	Q1 2021
Cash Flow
Cash, Opening	$162,179

Cash used in operations excluding legal settlement, contract termination fees and restructuring costs	($25,199)
Working capital change	($37,012)
Legal settlement, contract termination fees and restructuring costs	($47,381)
Capital expenditures	($14,980)
Debt and interest payments	($18,212)
Cash use	($142,784)

Proceeds raised from sale of marketable securities and investments in associates	$-
Proceeds raised through ATM	$114,283
Cash raised	$114,283

Cash, Ending	$133,678

(1)	Refer to "Condensed Consolidated Interim Statement of Cash Flows" in the "Condensed Consolidated Interim Financial Statements (unaudited)" for our cash flow statements prepared in accordance with IAS 7 – Statement of Cash Flows.

Q1 2021 Key Financial and Operational Metrics

Base Shelf Prospectus

($ thousands, except Operational Results)	Q1 2021	Q4 2020 (8)	$ Change	%
Financial Results
Total net revenue (1)	$67,812	$68,728	($916)	(1)%
Cannabis net revenue (1)(2)(3a)	$67,812	$67,492	$320	0%
Medical cannabis net revenue (2)(3a)	$33,474	$32,226	$1,248	4%
Consumer cannabis net revenue (1)(2)(3a)	$34,338	$35,266	($928)	(3)%
Adjusted gross margin before FV adjustments on cannabis net revenue (2)(3b)(4)	48%	50%	N/A	(2)%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2)(3b)(4)	59%	67%	N/A	(8)%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2)(3b)	38%	35%	N/A	3%
SG&A expense	$44,324	$58,870	($14,546)	(25)%
R&D expense	$2,584	$7,646	($5,062)	(66)%
Adjusted EBITDA (3c)(5)	($57,891)	($32,263)	($25,628)	(79)%

Balance Sheet
Working capital	$201,425	$148,483	$52,942	36%
Cannabis inventory and biological assets (6)	$166,178	$139,198	$26,980	19%
Total assets	$2,757,272	$2,783,145	($25,873)	(1)%

Operational Results – Cannabis
Average net selling price of dried cannabis (2)	$3.72	$3.60	$0.12	3%
Kilograms sold (7)	16,139	16,748	(609)	(4)%

(1)	Includes the impact of actual and expected product returns and price adjustments (three months ended September 30, 2020 - $0.8 million; three months ended June 30, 2020 - $1.9 million).
(2)	These terms are defined in the "Non-GAAP Measures" section below.
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
	a.	Refer to the "Net Revenue" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
(4)	Included in Q1 2021 Adjusted gross margin before FV adjustments on cannabis net revenue and Adjusted gross margin before FV adjustments on medical cannabis net revenue is $2.6 million of additional cost of sales from the ramp up of European operations after receiving our sales license for the Aurora Nordic 1 facility. Removing this charge, for which a nominal amount of revenue had been recognized, would result in these measures being reported as 52% and 67%, respectively.
(5)	Included in Q1 2021 Adjusted EBITDA is $43.3 million from contract and legal termination costs and $4.1 million from ongoing divested businesses and severance and benefits costs associated with our business transformation plan. Excluding these expenses, Adjusted EBITDA loss, as defined under the term credit facility, is $10.5 million.
(6)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(7)	The kilograms sold is offset by the grams returned during the period.
(8)	As a result of the Company's divestment of its wholly owned subsidiaries Aurora Larssen Projects Ltd. ("ALPS") and Aurora Hemp Europe ("AHE"), the operations of ALPS and AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestiture.

On October 27, 2020, Aurora announced its completion of the previously filed At-The-Market ("ATM") program and the filing of a new short form base shelf prospectus. The new base shelf prospectus is expected to provide the Company with continued financial flexibility going forward.

Conference Call

Aurora will host a conference call today, November 9, 2020, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 8:30 a.m. Eastern time. A question and answer session will follow management's presentation.

DATE:	Monday, November 9, 2020
TIME:	8:30 a.m. Eastern Time | 6:30 a.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=142058

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes certain statements which may constitute "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities law requirements (collectively, "forward-looking statements" or "FLS"). These forward-looking statements are made as of the date of this press release and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates". By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this press release include, but are not limited to the following:

  pro forma measures including revenue, adjusted gross margin before fair value adjustments, and expected SG&A run-rates, and grams produced;
  the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
  strategic investments and capital expenditures, and related benefits;
  future strategic plans;
  growth in the global consumer use cannabis market;
  expectations regarding production capacity, costs and yields;
  product sales expectations and corresponding forecasted increases in net revenue; and
  the impact of the COVID-19 pandemic on the Company's business, operations, capital resources and/or financial results.

The above and other aspects of the Company's anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Annual Information form except as otherwise required by applicable law.

Non-GAAP Measures

The Company uses certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

  Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
    Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
    Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
  Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
  Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
    Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
    Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.
  Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.
  Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis auxiliary support functions; and removing (iii) depreciation in cost of sales; and (iv) cannabis inventory impairment. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
    Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the medical market only.
    Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
  Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
  Adjusted EBITDA is calculated as net (loss) income excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of intangibles, goodwill, inventory, property, plant and equipment and other assets. Adjusted EBITDA is intended to provide a proxy for the Company's operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Non-GAAP Measures

Net Revenue

	Three months ended
	September 30, 2020	June 30, 2020(1)
Medical cannabis net revenue	33,474	32,226
Consumer cannabis net revenue	34,338	35,266
Total cannabis net revenue	67,812	67,492
Ancillary net revenue	-	1,236
Total net revenue	67,812	68,728

(1)	As a result of the Company's divestment of its wholly owned subsidiary AHE, the operations of AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestitures. Discontinued operations from AHE had incurred ancillary net revenue of $0.5 million and $3.4 million for the three months ended September 30, 2020 and June 30, 2020, respectively.

Adjusted Gross Margin

($ thousands)	Medical Cannabis	Consumer Cannabis	Ancillary	Total
Three months ended September 30, 2020 (1)
Net revenue	33,474	34,338	-	67,812
Cost of sales	(18,150)	(25,144)	-	(43,294)
Gross profit before FV adjustments	15,324	9,194	-	24,518
Depreciation in cost of sales	4,587	3,783	—	8,370
Adjusted gross profit before FV adjustments	19,911	12,977	-	32,888
Adjusted gross margin before FV adjustments	59%	38%	-%	48%

Three months ended June 30, 2020 (1)
Net revenue	32,226	35,266	1,236	68,728
Cost of sales	(32,118)	(100,266)	(6,448)	(138,832)
Gross profit (loss) before FV adjustments	108	(65,000)	(5,212)	(70,104)
Depreciation	3,073	4,703	—	7,776
Inventory impairment in cost of sales	18,260	72,749	5,853	96,862
Adjusted gross profit before FV adjustments	21,441	12,452	641	34,534
Adjusted gross margin before FV adjustments	67%	35%	52%	50%

(1)	As a result of the Company's divestment of its wholly owned subsidiary AHE, the operations of AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Please see Note 10(b) of the Financial Statements for more information about the divestiture. Discontinued operations from AHE had incurred a nominal adjusted gross loss before FV adjustments for the three months ended September 30, 2020 and $1.1 million for the three months ended June 30, 2020, respectively.

Adjusted EBITDA

($ thousands)
	September 30, 2020 (1)	June 30, 2020 (1)
Net (loss) income from continuing operations	(107,160)	(1,851,023)
Finance costs	14,691	29,101
Interest (income) expense	(1,267)	483
Income tax expense (recovery)	611	(68,114)
Depreciation and amortization	22,444	22,472
EBITDA	(70,681)	(1,867,081)
Changes in fair value of inventory sold	3,304	43,153
Unrealized gain on changes in fair value of biological assets	(5,407)	(11,879)
Share-based compensation	6,861	6,021
Acquisition costs	1,104	2,170
Foreign exchange loss (gain)	(7,427)	(3,001)
Share of loss from investment in associates	373	2,601
Losses (gains) on financial instruments (2)	7,366	(3,265)
Losses (gains) on deemed disposal of significant influence investment	1,443	(11,955)
Losses on disposal of assets held for sale and property, plant, and equipment	922	—
Restructuring charges	210	1,947
Impairment of inventory, investment in associate, property, plant and equipment, intangibles, and goodwill	4,041	1,809,026
Adjusted EBITDA (4)	(57,891)	(32,263)

(1)	As a result of the Company's divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestiture. Including the results of ALPS and AHE, adjusted EBITDA loss would have been $58.4 million and $34.4 million for the three months ended September 30, 2020 and June 30, 2020, respectively.
(2)	Includes fair value changes on derivative investments, derivative liability, contingent consideration, and (gain) loss on the modification of debt. Refer to Note 19 of the Financial Statements.

Included in the three months ended September 30, 2020 Adjusted EBITDA loss is $43.3 million of legal settlement and contract termination fees (three months ended June 30, 2020 - $0.8 million) and $4.1 million (three months ended June 30, 2020 - $1.9 million) related restructuring charges, severance and benefits associated with the business transformation plan. Excluding these impacts, Adjusted EBITDA loss, as defined under the term credit facility, is $10.5 million (three months ended June 30, 2020 - $29.6 million).

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 09-NOV-20